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                               January 10, 2024

       Lawrence Elbaum
       Partner, Vinson & Elkins L.L.P.
       Walt Disney Co.
       1114 Avenue of the Americas
       32nd. Floor
       New York, NY 10036

                                                        Re: Walt Disney Co.
                                                            Soliciting
Materials filed pursuant to Rule 14a-12 by Blackwells Capital LLC et
                                                            al.
                                                            Filed January 3,
2024
                                                            File No. 001-38842

       Dear Lawrence Elbaum:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Soliciting Materials filed pursuant to Rule 14a-12

       Press Release, page 1

   1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual
basis must exist for each such opinion or belief. Support for opinions or beliefs should be
self-evident, disclosed in the proxy statement or provided to the staff on a supplemental
basis. Please provide the support described for the following disclosure:

                                                              that the
solicitation by Trian "...is disconnected from the needs of Disney stakeholders";
                                                              that Trian's
solicitation in 2023 was "unnecessary";
                                                              that "...Mr.
Peltz   s latest effort is driven by animus against Mr. Iger, and an ego-
 Lawrence Elbaum
Walt Disney Co.
January 10, 2024
Page 2
              driven urge to claim credit for a transformation already
underway";
                your reference to a "disgruntled former Disney employee"; and, that "Mr. Peltz and his coterie seem to fail that test, time and time again" in reference
              to your belief that "Individuals seeking to gain representation
on Disney   s Board
              must have skillsets that the Board needs as well as a demonstrable record of creating value for all stakeholders."
2. You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for your statement listed below. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9.

                Your allegation that Trian and Mr. Peltz "appear to be grouping" with Ancora in a tacit reference (along with the letter filed as exhibit 2) to a failure to comply with federal securities laws and regulations.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Daniel Duchovny at 202-551-3619.



FirstName LastNameLawrence Elbaum                                Sincerely,
Comapany NameWalt Disney Co.
                                                                 Division of
Corporation Finance
January 10, 2024 Page 2                                          Office of
Mergers & Acquisitions
FirstName LastName